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June 17, 2014

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kristina Aberg

RE:	Gyrodyne, LLC - Registration Statement on Form S-4 (File No. 333-191820)

Dear Ms. Aberg:

We are writing on behalf of our client, Gyrodyne, LLC, a New York limited liability company (the “Gyrodyne, LLC”), to provide, on a supplemental basis, our response to the letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 29, 2014 (the “Comment Letter”), relating to the above Registration Statement on Form S-4 (as amended by Amendment No. 1 thereto, the “Registration Statement”). Set forth below are Gyrodyne LLC’s responses to the comments raised in the Comment Letter. For the convenience of the Staff, each comment in the Comment Letter is reprinted in bold, italicized text and is followed by the corresponding response of Gyrodyne, LLC.

The changes made to the Registration Statement in response to the Staff’s comments will be set forth in Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which Gyrodyne, LLC intends to file with the Commission on June 17, 2014. Capitalized terms used and not otherwise defined herein have the respective meanings ascribed to such terms in the Registration Statement. Page references set forth in a response to a comment are to the corresponding page in Amendment No. 2.

Division of Corporation Finance

Securities and Exchange Commission

June 17, 2014

Prospectus Cover Page

1.	We have reviewed your response to comment 4 of our letter dated November 18, 2013. Please confirm for us that the cover page will be no more than one page in length and that the cross reference to the Risk Factors section will be highlighted in some manner. Please also include a statement on the cover page that it is your intent that the LLC Shares will be publicly traded on NASDAQ. Refer to Item 501(b) of Regulation S-K.

We confirm that the cover page will not exceed a page in length. In response to the Staff’s comment, the cross reference to the Risk Factors section has been highlighted in bold font and a statement has been included as to the intent that the LLC Shares will be publicly traded on NASDAQ.

2.	Please provide a reconciliation of the number of shares disclosed that will be issued to holders of Gyrodyne stock, non-transferrable dividend notes and non-transferable interests in GSD to the total amount of common shares Gyrodyne, LLC expects to issue upon completion of the merger.

In response to the Staff’s comment, disclosure of the number of shares to be issued to holders of Gyrodyne stock, non-transferrable dividend notes and non-transferable interests in GSD has been corrected such that the aggregate amount thereof equals the total amount of Gyrodyne, LLC common shares to be issued upon completion of the merger.

Summary Term Sheet, page 1

3.	We have reviewed your response to comment 6 of our letter dated November 18, 2013 and Section 1 of the Plan of Liquidation. Please disclose that you have not sought nor intend to seek shareholder approval of the Plan of Liquidation at this time and the reasons why you believe a shareholder vote is not required. Revise your disclosure throughout the prospectus as necessary to clarify that shareholders are only voting on the Plan of Merger.

In response to the Staff’s comment, the disclosure has been expanded to clarify that Gyrodyne has not sought nor is it seeking shareholder approval of the Plan of Liquidation in the proxy statement/prospectus included in the Registration Statement and to provide the reasons why it believes a shareholder vote is not required. The disclosure has been further revised to clarify that shareholders are only voting on the Plan of Merger.

Division of Corporation Finance

Securities and Exchange Commission

June 17, 2014

Revisions to the Merger Agreement, page 4

4.	We note your response to comment 9 of our letter dated November 18, 2013, and your revised disclosure on page 4 regarding the approximate allocation of shares in Gyrodyne, LLC post-merger. Specifically, we note your disclosure on page 4 that “[t]he board recognized that the GSD interests and Dividend Notes were not transferrable, and the holders will not be able to readily realize value.” Please explain how the Board’s consideration of these factors impacted its determination of the exchange ratios.

We supplementally advise the Staff that the non-transferability of the GSD Interests and the Dividend Notes was noted by the Board, but that the non-transferability did not directly impact the determination of the exchange ratios. See revisions on pages 5 and 33.

Comparison of Rights of Gyrodyne Shareholders and Holders of Gyrodyne, LLC Shares, page 7

5.	We note your response to prior comment 11 and your revised disclosure. Please expand your disclosure here, and elsewhere as appropriate, to discuss the material differences between the rights of holders of the Dividend Notes and the holders of Gyrodyne, LLC Shares. Additionally, please tell us the extent to which you considered adding risk factor disclosure discussing any conflicts of interest that exist between investors that have sold their Gyrodyne shares, but continue to hold the Dividend Notes, and Gyrodyne shareholders.

In response to the Staff’s comment, the disclosure has been expanded to discuss the material differences between the rights of holders of the Divided Notes and the holders of Gyrodyne, LLC Shares. In addition, a risk factor has been added on page 21.

Our directors and executive officers may have interests that are different..., page 19

6.	We note your risk factor disclosure on page 19 that your directors and executive officers may have interests that are different, or in addition, to those of your shareholders in connection with the Plan of Merger. Please revise this risk factor to specifically identify your directors’ and executive officers’ interests that are different from, or in addition to, those of your shareholders.

In response to the Staff’s comment, the risk factor has been revised to identify such interests.

Division of Corporation Finance

Securities and Exchange Commission

June 17, 2014

The Tax Liquidation; Adoption of the Plan of Liquidation, page 27

7.	We note your response to prior comments 15 and 18, and your revised disclosure on pages 25-27. Please disclose the specific reasons the Board rejected the first two scenarios discussed at the September 6, 2013 meeting for distributing cash. Additionally, please clarify here, if true, that the Board primarily adopted the Plan of Liquidation because it permits shareholders to treat the Special Dividends as a return of capital, rather than as capital gains. Please identify other factors the Board considered when adopting the Plan of Liquidation, including any negative factors.

In response to the Staff’s comment, the disclosure has been updated (see page 27) to discuss the reasons for the Board’s determination and factors considered in adopting the Plan of Liquidation.

Management Services Arrangements, page 33

8.	We note your revised disclosure on page 33 discussing how Gyrodyne is entitled to market-rate compensation for its services and reimbursement for various expenses incurred by GSD. We further note your risk factor disclosure on pages 20-21, indicating that conflicts may arise in this context when the interests of Gyrodyne and GSD differ. Please revise your disclosure to explain the purpose of the management services arrangements and why management determined that the arrangements are necessary. Additionally, please clarify, if true, that such arrangements will cease to exist if the merger is approved and consummated. Finally, please provide an estimate of the amount Gyrodyne would have been paid had this agreement been in place during fiscal year 2013.

In response to the Staff’s comment, the disclosure has been revised to address the purpose of the management services arrangements, their expiration upon consummation of the merger and an illustrative estimate of the payments thereunder. Note that the management services arrangements were developed to provide market-rate compensation for Gyrodyne in order to satisfy federal income tax principles.

Bonus Plan, page 36

9.	Please tell us what consideration you gave to including risk factor disclosure concerning any conflicts of interest that the Bonus Plan would create between Gyrodyne’s management and shareholders in the event that the merger is either not approved or consummated.

Division of Corporation Finance

Securities and Exchange Commission

June 17, 2014

In response to the Staff’s comment, we have added disclosure on page 20. However, we do not believe that a conflict between Gyrodyne’s management and shareholders exists in the event that the merger is not approved or consummated because the value of payments in that case would be for the account of GSD.

Pro Forma Condensed Consolidated Statement of Changes in Net Assets (Liquidation Basis), page 44

10.	We note your response to our prior comment 32. Adjustments (f) and (a) on pages 45 and 46, respectively, appear to disclose the company’s accounting policy related to fair value measurements versus a detail description of how the adjustments related to the change in market value of securities was derived. Please revise the disclosure in your amended filing.

In response to the Staff’s comment, adjustments (f) and (a) have been revised to conform to the disclosure regarding the valuation of such securities to Gyrodyne’s disclosure in footnote 14 of its Annual Report on Form 10-K for the year ended December 31, 2013.

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 50

11.	We note your response to our prior comment 33. Within your amended filing, please provide a note explaining why certain assets or liabilities do not require revaluation.

In response to the Staff’s comment, an explanatory note has been added.

Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations Year Ended December 31, 2013 and Year Ended December 31, 2012

12.	We note your response to our prior comment 36. We are still unclear how this adjustment is expected to have a continuing impact. Please clarify and or revise your amended filing. Additionally, your response indicates that the dividend is also being reversed. Please tell us where this adjustment is recorded and the company’s rationale behind such adjustment.

In response to the Staff’s comment, we have eliminated this adjustment and have included an explanatory note. We supplementally advise the Staff that the income tax provision is related to the Special Dividend of the GSD Interests, which was reversed into income upon the distribution of GSD Interests to Gyrodyne’s shareholders. Because such adjustment to the income tax benefit will not have a

Division of Corporation Finance

Securities and Exchange Commission

June 17, 2014

continuing impact and, therefore, under Rule 11-0-(b)(6) of Regulation S-X, Gyrodyne is restricted from providing a pro forma adjustment on such item.

13.	Please tell us how adjustment (e) related to removal of impairment charge is directly attributable to the transaction and has a continuing impact.

In response to the Staff’s comment, we have eliminated this adjustment and have included an explanatory note. We supplementally advise the Staff that, pursuant to the guidance for determining the pro forma adjustments, the transaction is assumed to be consummated on January 1, 2013, the first day of the fiscal year preceding the current fiscal year. Our total portfolio is valued at $45.4 million as of March 31, 2014. Because the impairment charge will not have a continuing impact and, therefore, under Rule 11-0-(b)(6) of Regulation S-X, Gyrodyne is restricted from providing a pro forma adjustment on such item.

The Proposal: Authorization of the Plan of Merger, page 57

Estimated Distribution to Shareholders (including Estimated Distribution to holders of Gyrodyne, LLC Shares), page 59

14.	We note your response to our prior comment 41. We note that legal, accounting, and other costs have been removed from the table. Additionally, we note that severance obligations, unfunded pension plan costs, D&O insurance expenses and litigation contingencies have also been removed. Please clarify and or revise in your amended filing.

In response to the Staff’s comment, we have clarified and revised the disclosure. We supplementally advise the Staff that the cash at the end of the liquidation period is net of all business operating costs. The only items listed and disclosed separately in the uses section of the “Estimated Distribution To Shareholders” schedule for the proxy/prospectus are the final liquidation costs to complete the final phase of the business plan of liquidation and the payments under the Bonus Plan triggered by the sale of the real estate. The remaining costs (i.e., accounting and legal) were all included and appropriately netted against cash in the line item “cash at the end of liquidation period”. We believe accounting and legal are mainly part of our operating costs.

15.	We note the disclosure in your 10-K filed for the year ended December 31, 2013 that on March 14, 2014, the company and Rothschild, Inc. entered into an amended engagement letter whereby the engagement of Rothschild was terminated and the company agreed to pay Rothschild $970,967. Please clarify

Division of Corporation Finance

Securities and Exchange Commission

June 17, 2014

if such amount has been paid and if not, include the amount as an adjustment under Uses in the table within your amended filing.

In response to the Staff’s comment, we supplementally advise the Staff that the Rothschild fee was paid during the first quarter.

16.	Please provide your calculation as it relates to adjustment (a).

In response to the Staff’s comment, disclosure has been included that describes the basis on which adjustment (a) was calculated.

Annex B: Solvency Opinion of Valuation Research Corporation, page B-I

17.	We note your response to prior comment 46 indicating that the revised opinion has been filed with this amendment. The opinion in Annex B, however, appears to be the same opinion previously filed. Please revise the opinion to remove the limitation on reliance by shareholders.

In response to the Staff’s comment, the opinion in Annex B has been updated to remove such limitation.

Exhibit 5.1

18.	Please revise the opinion to have counsel opine on whether the LLC Shares will be legally issued and whether holders of the LLC Shares will have any obligation to make payments or contributions to the registrant or its creditors solely by reason of the holder’s ownership of the LLC Shares. Refer to Section II.B.1.b of Staff Legal Bulletin 19 (Oct. 14, 2011).

In response to the Staff’s comment, the opinion has been revised accordingly.

Exhibit 8.1

19.	We note that your tax opinion states that the discussion under the heading “Federal Income Tax Considerations” is a fair and accurate summary of the material tax consequences. Please revise the opinion to have counsel opine upon the material tax consequences of the merger. If you elect to use a short-form opinion, please note that the opinion and the tax disclosure in the prospectus both must state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, and that disclosure must clearly identify and articulate the opinion being rendered. In addition, we note the word “certain” in the first sentence

Division of Corporation Finance

Securities and Exchange Commission

June 17, 2014

of the opinion. The opinion should address the material federal income tax consequences to investors. Please revise. Please refer to Sections III.B and III.C of Staff Legal Bulletin 19 (Oct. 14, 2011).

In response to the Staff’s comment, we have considered Section III of Staff Legal Bulletin No. 19 (“Bulletin 19”) and believe that a tax opinion as to the material consequences of the merger is not required for the reasons described below.

Bulletin No. 19, Section III.B states that “when a registrant represents that an exchange offer or merger is a taxable transaction, no opinion of counsel or accountant is required.” (emphasis added). In these cases, “the registrant . . . does not have to expertize the disclosure by providing an opinion of counsel or accountant.”

Based on the reasons set out in its disclosure, Gyrodyne expects that the merger will be treated as a taxable liquidation of Gyrodyne, and that its shareholders will recognize gain to the extent the consideration received (in aggregate with amounts received pursuant to the First Special Dividend and the Second Special Dividend) is in excess of such shareholder’s basis in its Gyrodyne common stock. Because the transaction will be taxable to such shareholders, no opinion of counsel is required. As a result, Gyrodyne respectfully submits that a tax opinion as to the material consequences of the merger is not required under Bulletin 19.

If you have any questions or require any additional information regarding the foregoing, please call me at (212) 735-2526 or my colleague, Timothy M. Fesenmyer, at (212) 735-2854.

Sincerely,

/s/ Thomas H. Kennedy
Thomas H. Kennedy

cc:	Frederick C. Braun III

Gyrodyne Company of America, Inc.

Timothy M. Fesenmyer

Skadden, Arps, Slate, Meagher & Flom LLP

Alon Y. Kapen
Farrell Fritz, P.C.